FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number 333-10886

Dunlop Standard Aerospace Holdings plc (Exact name of registrant as specified in its charter)

Holbrook Lane Coventry CV6 4AA United Kingdom (Address of principal executive offices and zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes | | No |X|

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of Dunlop Standard Aerospace Holdings plc (Registration No. 3599235) and the Registration Statement on Form F-4 of Dunlop Standard Aerospace Holdings plc. (Registration No. 333-10886).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunlop Standard Aerospace Holdings plc

By: /s/ David Unruh Chief Financial Officer

July 6, 2004

FORM 6-K: TABLE OF CONTENTS

1. Press Release of Dunlop Standard Aerospace Holdings plc, dated July 5, 2004, regarding the sale of the Dunlop Standard Aerospace Group.

News Release

Dunlop Standard Aerospace Group to be Acquired by Meggitt PLC / Carlyle Group Consortium

London, July 5, 2004 — Doughty Hanson announced today that it has agreed to sell Dunlop Standard Aerospace Group (DSA) to a consortium of Meggitt PLC of the UK, and global private equity firm The Carlyle Group. The transaction is expected to close in August. Upon the closing of the transaction, DSA intends to repay all its indebtedness, including redeeming all the outstanding 11 7/8% Senior Notes due 2009.

Upon closing of the sale, Meggitt will acquire the Dunlop Aerospace Design and Manufacturing Division (D&M Division) based in Coventry, UK and The Carlyle Group will acquire the Standard Aero Engine Maintenance, Repair and Overhaul Division (ERO Division).

DSA has been under the stewardship of Doughty Hanson since 1998 and during this time the company has enjoyed the most successful growth period in its history, achieving 57% sales growth from £291 million (in 1998) to sales of £456 million (in 2003) with a resulting growth of employees to over 4,200 worldwide.

The ERO Division of DSA has grown dramatically. The Standard Aero group of companies has expanded its ERO sales to the Regional Airline and US Military markets by building on dominant positions in business aviation, helicopter and industrial engine markets. Standard Aero companies perform repair and overhaul services on Rolls-Royce, Pratt & Whitney Canada, General Electric and Honeywell engines.

The D&M Division experienced a surge in new program activity with key program wins on the Joint Strike Fighter (JSF), Airbus A380 and numerous new engine and sub-system platforms, building on unique technologies. Recent key innovations have included a new electric braking system for aircraft, the first production of Metal Matrix Composite material for aircraft wheels and brakes, and important developments in high performance carbon materials, valves and polymer products.

David W. Shaw, CEO of DSA commented, “Meggitt and The Carlyle Group are very appropriate strategic buyers for our business. Meggitt is a very successful international aerospace and defence company. The acquisition of our D&M Division provides Meggitt with key intellectual property in new products and complementary market growth in related products. The Carlyle Group, one of the world’s largest private equity firms, has built a strong portfolio of high performance aerospace and defense companies. The current aerospace holdings of The Carlyle Group include Vought Aircraft Industries, Avio, SpA of Italy and Aviall Inc., to name a few. The acquisition of the ERO Division provides Carlyle with a significant presence in the international turbine engine service industry.”

Mr. Shaw further continued, “Our business performance is a testament to the dedication of our people in developing new technologies, processes and services to meet the demanding performance requirements of our customers. Both Carlyle and Meggitt are committed to supporting and investing in exciting new growth opportunities that will provide all our employees with a prosperous future.

Both buyers have expressed a high level of confidence in the skills of our employees. The D&M Division executive team under the leadership of David Johnson, Managing Director, will remain based in Coventry and will integrate under the corporate guidance of Meggitt, as it continues its long-term growth programs.

Corporate management of the ERO Division will continue under my leadership and ERO strategic growth plans will continue to develop under the guidance of The Carlyle Group.

All our employees can be confident that their new owners will continue innovation and strategic growth. This approach is entirely consistent with the culture and associated performance record that we have created in our time together as DSA.”

For more information contact:
Ed Richmond Dunlop Standard Aerospace Group Senior Vice President of Strategy and Business Development Phone: 204-987-7106 Fax: 204-784-9647 E-mail: ed_richmond@dsagrp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNLOP STANDARD AEROSPACE HOLDINGS plc

By:	/s/ David Unruh
Name:	David Unruh
Title:	Chief Financial Officer
Date:	July 6, 2004